Mail Stop 4561

April 27, 2006

VIA U.S. MAIL AND FAX (301)718-2444

Frank A. Carchedi
Chief Financial Officer
CoStar Group, Inc.
2 Bethesda Metro Center, 10th Floor
Bethesda, Maryland 20814


Re:	CoStar Group, Inc.
	Form 10-K for Fiscal Year Ended
	December 31, 2005
	Filed March 7, 2006
	File No. 000-24531

Dear Mr. Carchedi:

      We have reviewed your response letter dated April 4, 2006 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 30

1. We have considered your response to our prior comment. Please tell us whether the Company makes the building photography available to customers for a fee. If so, please confirm for us whether the building photography costs are subject to periodic impairment testing. Additionally, please provide us with your basis for assigning a five year useful life to these assets.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3498 if you have questions.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant



Frank A. Carchedi
CoStar Group, Inc
April 27, 2006
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